As filed pursuant to Rule 424(b)(5)

Registration Nos. 333-285148

Supplement No. 1 dated May 13, 2025

To prospective supplement dated February 26, 2025

(To Prospectus dated February 21, 2025)

$500,000,000

Common Stock

9.00% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

This supplement is being filed to supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission on February 26, 2025 (the “Prospectus Supplement”) and the base prospectus dated February 21, 2025 (the “Prospectus”), pursuant to separate equity distribution agreements, dated May 24, 2024, (as amended from time to time the “equity distribution agreements”) with each of BTIG, LLC, Jefferies LLC, Piper Sandler & Co. and Roth Capital Partners, LLC (or certain of their respective affiliates), acting in their capacities as sales agents (“Sales Agents”) or forward sellers (“Forward Sellers”) and, in certain cases, in their capacity as forward purchasers (“Forward Purchasers”), in each case as described in the Prospectus Supplement, relating to the offer and sale of shares of our common stock, par value $0.001 per share (“common stock”), and shares of our 9.00% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), having an aggregate offering price of up to $500,000,000. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement. This supplement should be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.

On May 13, 2025, we entered into separate equity distribution agreements with each of Stifel, Nicolaus & Company, Incorporated (“Stifel”) and A.G.P. / Alliance Global Partners (“A.G.P.”), as additional Sales Agents, Forward Sellers and Forward Purchasers. Accordingly, any reference to “Sales Agent(s),” “Forward Seller(s)” or “Forward Purchaser(s)” in the Prospectus Supplement shall hereafter be deemed to include Stifel and A.G.P.

As of the date of this supplement, we have not issued any shares of common stock and have sold 808,798 shares of our Series A Preferred Stock through the equity distribution agreements, leaving a remaining aggregate offering amount of $479.8 million available for offer and sale under the equity distribution agreements pursuant to this supplement, the Prospectus Supplement and the accompanying prospectus.

Our common stock is listed on the NYSE under the symbol “IIPR.” On May 12, 2025, the last reported sale price of our common stock on the NYSE was $55.88 per share. Our Series A Preferred Stock is listed on the NYSE under the symbol “IIPRPrA.” On May 12, 2025, the last reported sale price of our Series A Preferred Stock on the NYSE was $24.87 per share.

We have elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”), commencing with our taxable year ended December 31, 2017. The offered shares are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in maintaining our qualification as a REIT, including, subject to certain exceptions, a 9.8% ownership limit of our common stock or capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer” in the accompanying prospectus and “Description of Series A Preferred Stock — Restrictions on Ownership and Transfer” in the Prospectus Supplement.

Investing in the offered shares involves a high degree of risk. You should purchase the offered shares only if you can afford a complete loss of your investment. Before making a decision to invest in the offered shares, you should carefully consider the “Risk Factors” beginning on page S-9 of the Prospectus Supplement and on page 6 of the accompanying Prospectus, as well as the risks described under the section entitled “Risk Factors” included in our most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other documents filed by us with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BTIG	Jefferies	Piper Sandler	Roth Capital Partners	Stifel	A.G.P.

The date of this prospectus supplement is May 13, 2025.